February 8, 2008

Mail Stop 4561

Angelo R. Mozilo
Chairman of the Board of Directors and Chief Executive Officer
Countrywide Financial Corporation
4500 Park Granada
Calabasas, CA 91302
By U.S. Mail and facsimile to (818) 225-4280

Re: Countrywide Financial Corporation
   Form 10-K for the Fiscal Year ended December 31, 2006
   Form 10-Q for the Fiscal Quarter ended March 31, 2007
   Form 10-Q for the Fiscal Quarter ended June 30, 2007
   Form 10-Q for the Fiscal Quarter ended September 30, 2007
   Form 8-K filed January 31, 2008
   File No. 001-12331-01

Dear Mr. Mozilo:

   We have reviewed your letter filed on December 7, 2007 and have the following comments.

Form 8-K filed January 31, 2008

1. We note your disclosure on page 6 of your press release describing the Company's home equity line of credit securitizations and the corresponding liability / impairment loss of $704 million for estimated future draw obligations on the securitization deals that have entered or are expected to enter rapid amortization status. In order for us to better understand the nature of the transactions, please refer us to the applicable authoritative literature relied upon and address the following:

   • Tell us the percentage of securitization deals that have entered rapid amortization;
   • Tell us the percentage of securitization deals that are expected to enter rapid amortization;
   • Explain, in more detail, the factors that caused the rapid amortization (e.g., slowdown of repayments on existing HELOC balances, inability to sell beneficial interests, etc);
   • Discuss your contractual obligation for funding home equity lines of credit in securitization deals that have entered or are expected to enter rapid amortization;

- Tell us your maximum obligation to fund additional loans for trusts that have entered or are expected to enter rapid amortization;
- Explain any circumstances where you would not be required to transfer additional funded balances to the trust (i.e., loan or additional HELOC funding would remain on your books);
- Explain the mechanics of your accounting for securitized home equity lines of credit that you have funded, but for which reimbursement from the QSPE has not yet occurred (it may be helpful here to discuss the related journal entries from the transferor and transferee perspective);
- Tell us whether the Company previously analyzed (e.g., at inception of QSPE) how subsequent draws on securitized lines of credit for which no cash is received from the trust would meet the conditions in paragraph 9(a) of SFAS140, and if not previously considered, the Company's current consideration of the impact on both the transfer of such HELOC balances and the continued qualification of the trust as a QSPE;
- Tell us how you determined that the new advances to borrowers upon request for a subsequent draw on their line of credit met the conditions for sale accounting in SFAS 140, including consideration of whether these assets are passive assets at the transfer date. Refer to paragraph 79 of SFAS 140 and specifically address whether any consideration other than beneficial interests was received in return for the transfer of assets, and the related impact on both sale accounting for those transfers and the continued qualification of the trust as a QSPE;
- Tell us your contractual obligation to fund these home equity lines of credit in the event that the QSPE were to collapse or fail;
- Explain how the assets in the trust will be liquidated in the event that the QSPE were to collapse or fail. If applicable, please refer to paragraph 53 of SFAS 140 and address whether you have a fair value call option that allows you to participate in the auction process;
- Explain how you calculated the $704 million liability for losses applicable to future draw obligations and justify your accounting basis; and
- Clarify where the liability and related impairment charge are classified in your financial statements.

2. We note your disclosure on page 2 of your press release that in the fourth quarter you recorded a $104 million gain on sale of securitized loans that qualified for sales accounting under SFAS 140. You state that this gain partially reversed a $150 million valuation adjustment on loans that had been economically sold in third quarter securitizations. Please provide us with an enhanced description of these transactions, including the authoritative literature you used to support your accounting treatment. Your response should address, but not be limited to, the following:

- Tell us who the securitized loans were sold to, the date of the sale, and the aggregate sales price;
- Explain the economic sale transaction that occurred in the third quarter and discuss the factors that precluded you from sales accounting under SFAS 140;

- Tell us the value of the securitized loans and the methodology you used to determine such value on the date of the sale transaction, at September 30, 2007, and at the date you qualified for sales accounting in the fourth quarter;
- Tell us specifically when (and quantify amounts when possible) the valuation adjustment of $150 million was recorded (e.g. at the date of the sale transaction, at September 30, 2007, or both); and
- Clarify whether the loans sold in the fourth quarter were the same loans economically sold in the third quarter and if so, tell us how you met the criteria for sale accounting in paragraph 9 of SFAS 140 in the fourth quarter, but not in the third quarter.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief